

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3561

October 22, 2007

<u>Via U.S. Mail</u>

E. Todd Whittemore
Executive Vice President, Aurora Loan Services LLC
Lehman XS Trust 2006-13
745 Seventh Avenue, 7th Floor
New York, NY 10119

Re: Lehman XS Trust 2006-13
Form 10-K for the fiscal year ended December 31, 2006
Filed March 30, 2007
File no. 333-133985-06

Dear Mr. Whittemore,

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Rolaine S. Bancroft
Attorney Advisor

cc: Edward E. Gainor, Esq.
McKee Nelson LLP
via facsimile: 202-775-8586